

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 30, 2015

Mr. Jay Chang
Chief Financial Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

> **Re: KongZhong Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 16, 2015**
> **File No. 000-50826**

Dear Mr. Chang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Financial Statements
Notes to Consolidated Financial Statements For the Years Ended December 31, 2012, 2013 and 2014
13. Acquired Intangible Assets, Net, page F-37

1.   We note the accumulated impairment of game licenses was $6,540,004 and $1,812,939 as of December 31, 2014 and 2013, respectively. You stated in the footnote that the current year impairment of license was $1,323,260. In this regard, please reconcile the beginning and ending accumulated impairment balance, or advise us of what the remaining balance of $3,403,805 represented in the ending accumulated impairment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at (202)-551-3684 or Dean Suehiro, Senior Staff Accountant at (202)-551-3384 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications